File No. 82-4668


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH, D.C.
202
SECTION

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States




05007418

14th April 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. MRM Promotional Services Limited – registered no. 2802877 – Form 363s Annual return for period ended 24 March 2005.
2. TNS Field Limited – registered no. 2597974 – Form 363s Annual return for period ended 29 March 2005.
3. TNS Overseas Holdings (Gamma) Limited - registered no. 3965469 – Form 363s Annual return for period ended 31 March 2005.
4. TNS Overseas Holdings (Alpha) Limited registered no. 3695470 – Form 363s Annual return for period ended 31 March 2005.
5. TNS Overseas Holdings (Beta) Limited – registered no. 3695472 – Form 363s Annual return for period ended 31 March 2005.
6. TNS UK Limited – registered no. 03079845 –Form 288a Appointment of director or secretary.
7. TNS Field Limited – registered no. 02597974 – Form 288a Appointment of director or secretary.
8. Taylor Nelson Sofres plc – registered no. 00912624 – Form 88(2) Return of Allotment of Shares (4 different forms).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens

PROCESSED

APR 25 2005


THOMSON
FINANCIAL



Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050414 - (Securities & Exchange Commission)(Form 363 Annual Return)(Form 288a)(Form 88(2)).doc

File No. 82-4668


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202 SECTION

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

14th April 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. MRM Promotional Services Limited – registered no. 2802877 – Form 363s Annual return for period ended 24 March 2005.
2. TNS Field Limited – registered no. 2597974 – Form 363s Annual return for period ended 29 March 2005.
3. TNS Overseas Holdings (Gamma) Limited - registered no. 3965469 – Form 363s Annual return for period ended 31 March 2005.
4. TNS Overseas Holdings (Alpha) Limited registered no. 3695470 – Form 363s Annual return for period ended 31 March 2005.
5. TNS Overseas Holdings (Beta) Limited – registered no. 3695472 – Form 363s Annual return for period ended 31 March 2005.
6. TNS UK Limited – registered no. 03079845 –Form 288a Appointment of director or secretary.
7. TNS Field Limited – registered no. 02597974 – Form 288a Appointment of director or secretary.
8. Taylor Nelson Sofres plc – registered no. 00912624 – Form 88(2) Return of Allotment of Shares (4 different forms).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050414 - (Securities & Exchange Commission)(Form 363 Annual Return)(Form 288a)(Form 88(2)).doc

File no. 82-4668



TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH., D.C. 202 SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 April 2005

Dear Sir/Madam

MRM Promotional Services Limited registered no. 2802877
Annual return for the period ended 24 March 2005

TNS Field Limited registered no. 2597974
Annual return for the period ended 29 March 2005

TNS Overseas Holdings (Gamma) Limited registered no. 3965469
Annual return for the period ended 31 March 2005

TNS Overseas Holdings (Alpha) Limited registered no. 3695470
Annual return for the period ended 31 March 2005

TNS Overseas Holdings (Beta) Limited registered no. 3695472
Annual return for the period ended 31 March 2005

I enclose duly a completed and signed forms 363s annual return for the above-named companies together with a cheque for £150.00, being the filing fee due for the above companies. Please note that the 288a for the appointment of Stephen Michael Factor as a director and the 288b for the resignation of Stephen Ducat for TNS Field Limited have already been filed with you.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F/N: 82-4668



Companies House
— for the record —

Company Name
MRM PROMOTIONAL SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.



SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH, D.C.
202
SECTION

Company Type
Private Company Limited By Shares
Company Number
2802877
Information extracted from Companies House records on 26th February 2005

Section 1: Company details

Ref: 2802877/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1,000	Number of shares issued
	Aggregate Nominal Value of issued shares £1,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued
	Total Nominal value of shares issued £1,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			



Companies House

— for the record —

F/N: 82-4668


SEC MAIL
RECEIVED
PROCESSING
APR 18 2005
WASH, DC
SECTION

Company Name

TNS FIELD LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2597974

Information extracted from Companies House records on

5th March 2005

Section 1: Company details

Ref: 2597974/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

Company Number - 2597974

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 02/12/1957	UK Postcode
	Nationality British	Date of birth __ / __ / ____ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Occupation ______
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 2597974

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES GROUP LTD	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2597974



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 04 / 04 / 2005

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *29/3/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th March 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bemsand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (GAMMA) LIMITED

363s Annual Return



SEC MAIL
RECEIVED
PROCESSING
APR 18 2005
WASH. DC
202
SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3965469

Information extracted from Companies House records on
5th March 2005

Section 1: Company details

Ref: 3965469/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7487 Other business activities	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3965469

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Company Number - 3965469

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* Ordinary — *Number* 100	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3965469

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

Companies House
— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature _______ (Director / Secretary) Date 13 / 04 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 31/3/2005

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ________

Postcode: W5 1UA

F/N: 82-4668

Companies House

— for the record —

Company Name

TNS OVERSEAS HOLDINGS (ALPHA) LIMITED

363s Annual Return



SEC MAIL
PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C.
SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3965470

Information extracted from Companies House records on
5th March 2005

Section 1: Company details

Ref: 3965470/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*	**SIC Code** **Description** 7487 Other business activities	**SIC CODE** **Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David PARRY	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH	Address
		UK Postcode
	Date of birth 25/01/1964	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288a.	**Occupation** Accountant	Occupation
		Date of change __ / __ / ____
		Date David PARRY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Address
		UK Postcode
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Occupation
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Sec... Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS OVERSEAS HOLDINGS (EPSILON) LIMITED	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TNS OVERSEAS HOLDINGS (EPSILON) LIMITED**
Shares held *Class* Ordinary — *Number* 200	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company No. 3965470

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 04/04/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 31/3/2005

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode W5 1UA



Companies House

— for the record —

F/N: 82-4668

Company Name

TNS OVERSEAS HOLDINGS (BETA) LIMITED

363s Annual Return



SEC MAIL
RECEIVED
PROCESSING
APR 18 2005

Company Type

Private Company Limited By Shares

Company Number

3965472

Information extracted from Companies House records on 5th March 2005

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3965472/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*	**SIC Code** **Description** 7487 Other business activities	**SIC CODE** **Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 4. Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS OVERSEAS HOLDINGS (EPSILON) LTD	Name ______	
Address C/O Taylors Nelson Soyre Plc West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TNS OVERSEAS HOLDINGS (EPSILON) LTD
Shares held *Class* Ordinary — *Number* 200	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______ (Director / Secretary)

Date 04 / 04 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 31/3/2005

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sonia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA



TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

F/N: 82-4668


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

14 April 2005

Dear Sir/Madam

Appointment of Director

Please find enclosed corrected Forms 288a in regards to the appointment of Robin Wooldrige as a director for TNS UK Limited (reg. number 03073845) and TNS Field Limited (reg. number 02597974)

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F/N: 82-4668





SEC MAIL
RECEIVED
PROCESSING
APR 18 2005

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03073845

Company Name in full TNS UK Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	04	2005	†Date of Birth	08	06	1968

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Robin

Surname: Wooldridge

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 33 Upper Grotto Road

Post town: Twickenham Postcode: TW1 4NG

County / Region: Middx Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): PLEASE SEE ATTACHED LIST

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 6/4/2005.

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/4/2005

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

F/N: 82-4668

Robin Wooldridge
Past Directorships

Company Name	Appointment Date	Resignation Date
British Airways Financial Services Limited	12 July 2001	31 May 2004
British Airways Global Financial Services Limited	16 November 2001	31 May 2004
Chameleon Training & Consulting Limited	2 August 2000	24 April 2001
EMG Marketing Limited	1 November 2001	31 May 2004
Lola Travel Limited	1 November 2001	31 May 2004
MKM Group Limited	1 September 2001	2 April 2002
MKM Marketing & Promotions Limited	13 July 2001	2 April 2002
Privelege Holidays Limited	1 November 2001	2 April 2002
Sagaflights.com Limited	30 October 2000	27 March 2001
Travel Design Limited	13 July 2001	2 April 2002
Travelvision Limited	1 November 2001	31 May 2004
Web Travel Systems Limited	2 August 2000	24 April 2001

F/N: 82-4668


Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 02597974

Company Name in full TNS Field Limited

Date of appointment: Day 06 Month 04 Year 2005

†Date of Birth: Day 08 Month 06 Year 1968

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Robin

Surname: Wooldridge

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 33 Upper Grotto Road

Post town: Twickenham Postcode: TW1 4NG

County / Region: Middx Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): PLEASE SEE ATTACHED LIST.

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 6/4/2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/4/2005

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Robin Wooldridge
Past Directorships

Company Name	Appointment Date	Resignation Date
British Airways Financial Services Limited	12 July 2001	31 May 2004
British Airways Global Financial Services Limited	16 November 2001	31 May 2004
Chameleon Training & Consulting Limited	2 August 2000	24 April 2001
EMG Marketing Limited	1 November 2001	31 May 2004
Lola Travel Limited	1 November 2001	31 May 2004
MKM Group Limited	1 September 2001	2 April 2002
MKM Marketing & Promotions Limited	13 July 2001	2 April 2002
Privelege Holidays Limited	1 November 2001	2 April 2002
Sagaflights.com Limited	30 October 2000	27 March 2001
Travel Design Limited	13 July 2001	2 April 2002
Travelvision Limited	1 November 2001	31 May 2004
Web Travel Systems Limited	2 August 2000	24 April 2001



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

F/N: 82-4668


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH, D.C.
202
SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

14 April 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose forms 88(2) for the allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\050414_88(2).doc

F/N: 82-4668


Companies House
for the record


SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2005
WASH, DC
202

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2005	31	03	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4782	7540	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	129.5 p	91.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Citibank Address Swift CITIGB2LXXX participant Crest BA01F, Promenade Level, Cabot Place East, Canary Wharf, UK Postcode E14 4QS	Class of shares allotted Ordinary	Number allotted 4,782
Name Greenwood Nominees Address Crest Account, 142 GW, Member account NonCFM 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,540
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed _______________ **Date** 14/4/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House

for the record


SEC MAIL
PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C.
202
SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	03	2005	31	03	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6212	5083	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	91 p	114 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Helen Abraham Address: 23 Glenfield Terrance, Ealing, London UK Postcode: W13 9JF	Class of shares allotted: Ordinary	Number allotted: 699
Name: Greenwood Nominees Address: Crest Account, 142 GW, Member account NonCFM 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 1,179
Name: Michael Kaptur Address: 125 Blenheim Road, North Harrow, Middlesex UK Postcode: HA2 7AA	Class of shares allotted: Ordinary	Number allotted: 2,740
Name: Markku Tapani Takanen Address: Hakameantie 7A, 02120 Espoo, Finland UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 4,458
Name: Moorthy Muhunthan Address: 24 Parkfield Avenue, Harrow, Middlesex UK Postcode: HA2 6NP	Class of shares allotted: Ordinary	Number allotted: 2,219

Please enter the number of continuation sheets (if any) attached to this form [ ]



Signed ______________________ **Date** 14/4/2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA   Tel 0208 967 2230
DX number   DX exchange



Companies House
for the record

88(2)

Return of Allotment of Shares



SEC MAIL
RECEIVED
PROCESSING SECTION
APR 18 2005
WASH, D.C.
202

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	03	2005
To	31	03	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7783	1575	535
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	160 p	105 p	204 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Brewin Dolphin Securities Ltd	Class of shares allotted	Number allotted
Address: Participant ID 092, Member Account ID: Schemes	Ordinary	5,222
81 George Street, Edinburgh, Scotland		
UK Postcode EH2 3ES		
Name: Seija Maarit Lahtinen,	Class of shares allotted	Number allotted
Address: Kiskottajankuja 4C 31, 2660 Espoo, Finland	Ordinary	489
UK Postcode		
Name: Ilpo Pertti Valkola	Class of shares allotted	Number allotted
Address: Ylipalontie 13 I, 0670 Helsinki, Finland	Ordinary	2,250
UK Postcode		
Name: Leila Lotti,	Class of shares allotted	Number allotted
Address: Pohjoisranta 20C 57, 0170 Helsinki, Finland	Ordinary	1,932
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  **Date** 14/4/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange


Companies House
for the record


SEC MAIL
PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C.
202
SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	01	03	2003	31	03	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2186	2652	345
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	171 p	200 p	183 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Helen Abraham Address: 23 Glenfield Terrance, Ealing, London UK Postcode: W13 9JF	Class of shares allotted: Ordinary	Number allotted: 2,322
Name: Jacqueline Pantrini Address: 156 Popes Lane, Ealing, London, W5 4NL UK Postcode: W5 4NL	Class of shares allotted: Ordinary	Number allotted: 2,861
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed ______________________ **Date** 14/4/2005

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA
Tel 0208 967 2230
DX number
DX exchange